FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



21 July 2005

COLT Telecom Group plc announces results for the quarter ended 30 June 2005


COLT Telecom Group plc (COLT), a leading European provider of business communications said today that it continued to make progress in the implementation of its strategic plan, even though markets remain challenging.

Second quarter highlights

Compared with Q1 2005:

   - Turnover increased by 3.1% to GBP316.7 million. On a constant currency basis, turnover increased by 5.0%
   - Gross margin before depreciation decreased by 0.4 of a percentage point to 33.6%
   - Selling, general and administrative expenses were reduced by GBP1.9 million to GBP65.6 million
   - EBITDA (1) increased by GBP3.7 million to GBP40.8 million
   - Free cash outflow improved by GBP6.1 million to GBP9.8 million
   - India head count increased by more than 100 to just under 400

Compared with Q2 2004:

   - Turnover increased by 4.5%. On a constant currency basis turnover increased by 3.1% and by 5.6% after also excluding reductions in fixed to mobile prices
   - EBITDA (1) improved by GBP1.4 million despite the costs of the India transition

The Company's financial position continues to be strong, with cash and cash equivalents of GBP335.9 million at the end of the quarter.

COLT Chairman Barry Bateman said:

"Despite challenging markets, we have grown revenues and improved EBITDA. There is still much hard work to be done to fully implement the strategic initiatives we announced last October, but the foundations are laid and hopefully we should now begin to see a return on our efforts and continuing investment."

Commenting on the results for the quarter, Jean-Yves Charlier, Chief Executive, said:

"In the second quarter we saw COLT return to growth with improvement in turnover, earnings and cash flow. These results are an encouraging sign that our strategy is continuing to show early results.

"Compared with the first quarter, second quarter revenues grew in twelve out of thirteen COLT countries, led by a strong performance in voice revenues. Non-switched revenues grew more slowly than we would like to have seen but we remain confident that growth in these areas should accelerate as our sales initiatives and new value add products are introduced.

(1) EBITDA is earnings before interest, tax, depreciation, foreign exchange and debt settlement expense

"During the quarter we won a number of new and important contracts. We also enjoyed growing interest in our Ethernet product range, where we have already signed 25 customers, in VoIP for corporates and in COLT Total Plus, our LAN management offering for mid-sized businesses. We are also planning to introduce during the third quarter a converged voice and data offering for mid-sized businesses to continue expanding our product portfolio.

"Overall, we are pleased with the progress on all the strategic initiatives we announced last October. Whilst we are improving our operational results and driving down our cost base, we continue to make investments in new internal systems, in our transaction processing centre in India, where we now have almost 400 employees and the development of new products.

"We are on course to meet market expectations for revenue and EBITDA. We expect to be free cashflow positive in the second half of the year but not necessarily for the year as a whole. We are confident that we will be free cashflow positive on a sustainable annual basis going forward."

Financial Review

Results for the quarter are reported under International Financial Reporting Standards (IFRS). Results for comparative periods have been restated to conform to IFRS. Unless otherwise stated all comparisons are between the quarter and six months ended 30 June 2005 and 30 June 2004.

Total turnover

Turnover for the quarter was GBP316.7 million (Q1 2005: GBP307.1 million; Q2 2004: GBP302.9 million) an increase of 5.0% over the first quarter of 2005 and of 3.1% over the second quarter of 2004 on a constant currency basis. Excluding the impact of reductions in fixed to mobile prices, constant currency turnover increased by 5.6% over the second quarter of 2004. Non-switched turnover as a percentage of total turnover was 38.2% (Q1 2005: 39.6%; Q2 2004: 38.0%).

Turnover for the six months was GBP623.8 million (2004: GBP605.7 million), an increase of 1.4% over the first six months of 2004 on a constant currency basis. Excluding the impact of reductions in fixed to mobile prices, constant currency turnover increased by 3.9% over the first six months of 2004. Non-switched turnover as a percentage of total turnover increased to 38.9% (2004: 38.0%).

Switched turnover

Switched turnover for the quarter increased by 5.5% to GBP195.4 million (Q1 2005: GBP185.2 million) and increased by 4.1% over the second quarter of 2004 (Q2 2004: GBP187.7 million). Within switched turnover the proportion of carrier was 36.0% (Q1 2005: 32.7%; Q2 2004: 36.6%). Switched turnover from corporate customers increased by 1.0% to GBP84.1 million (Q1 2005: GBP83.2 million) and increased by 4.7% over the second quarter of 2004 (Q2 2004: GBP80.3 million). Switched turnover from wholesale customers increased by 9.2% to GBP111.3 million (Q1 2005: GBP102.0 million) and increased by 3.6% over the second quarter of 2004 (Q2 2004: GBP107.4 million).

Switched turnover for the six months increased by 1.5% to GBP380.6 million (2004: GBP375.1 million). Within switched turnover the proportion of carrier was 34.4% (2004: 35.3%). Switched turnover from corporate customers decreased by 1.5% to GBP167.3 million (2004: GBP169.9 million). Switched turnover from wholesale customers increased by 4.0% to GBP213.3 million (2004: GBP205.2 million).

Non-switched turnover

Non-switched turnover for the quarter decreased by 0.4% to GBP121.0 million (Q1 2005: GBP121.5 million) and increased by 5.1% over the second quarter of 2004 (Q2 2004: GBP115.1 million). Non-switched turnover from corporate customers decreased by 0.2% to GBP96.3 million (Q1 2005: GBP96.4 million) and increased by 4.5% over the second quarter of 2004 (Q2 2004: GBP92.1 million). Non-switched turnover from wholesale customers decreased by 1.2% to GBP24.8 million (Q1 2005:
GBP25.1 million) and increased by 7.8% over the second quarter of 2004 (Q2 2004:
GBP23.0 million).

Non-switched turnover for the six months increased by 5.5% to GBP242.6 million (2004: GBP230.0 million). Non-switched turnover from corporate customers increased by 8.8% to GBP192.7 million (2004: GBP177.1 million). Non-switched turnover from wholesale customers decreased by 5.7% to GBP49.9 million (2004:
GBP52.9 million).

Cost of sales

Cost of sales for the quarter  increased  by 2.6% to GBP258.5  million (Q1 2005:
GBP251.8 million) and increased by 3.1% over the second quarter of 2004 (Q2 2004: GBP250.8 million). Interconnection and network costs increased by 3.8% to GBP210.2 million (Q1 2005: GBP202.6 million) and increased by 2.5% over the second quarter of 2004 (Q2 2004: GBP205.0 million). Network depreciation decreased by 2.0% to GBP48.2 million (Q1 2005: GBP49.2 million) and increased by 5.5% over the second quarter of 2004 (Q2 2004: GBP45.7 million).

Cost of sales for the six months  increased by 2.9% to GBP510.3  million  (2004:
GBP495.7 million). Interconnection and network costs increased by 2.4% to GBP412.8 million (2004: GBP403.1 million). Network depreciation increased by 5.3% to GBP97.4 million (2004: GBP92.5 million).

Operating expenses

Operating expenses for the quarter decreased by 1.3% to GBP73.8 million (Q1 2005: GBP74.8 million) and increased by 13.7% over the second quarter of 2004 (Q2 2004: GBP64.9 million). Selling, general and administrative (SG&A) expenses decreased by 2.8% to GBP65.6 million (Q1 2005: GBP67.5 million) and increased by 12.3% over the second quarter of 2004 (Q2 2004: GBP58.4 million). SG&A expenses as a proportion of turnover were 20.7% (Q1 2005: 22.0%; Q2 2004: 19.3%). Other depreciation increased by GBP0.8 million to GBP8.1 million (Q1 2005: GBP7.3 million) and increased by GBP1.7 million over the second quarter of 2004 (Q2 2004: GBP6.4 million).

Operating expenses for the six months increased by 14.8% to GBP148.5 million (2004: GBP129.4 million). SG&A expenses increased by 15.2% to GBP133.1 million (2004: GBP115.6 million). SG&A expenses as a proportion of turnover were 21.3% (2004: 19.1%). Other depreciation increased by GBP1.6 million to GBP15.4 million (2004: GBP13.8 million).

Interest receivable, interest payable and similar charges

Interest receivable for the quarter decreased by GBP0.2 million to GBP3.0 million (Q1 2005: GBP3.2 million) and decreased by GBP2.2 million over the second quarter of 2004 (Q2 2004: GBP5.2 million). Interest payable and similar charges decreased by GBP0.7 million to GBP13.7 million (Q1 2005: GBP14.4 million) and decreased by GBP6.9 million over the second quarter of 2004 (Q2 2004: GBP20.6 million). These decreases were due to the reduction in cash and cash equivalent and debt levels following the redemption of some of the Company's outstanding notes during 2004 and the first quarter of 2005.

Interest payable and similar charges for the quarter included GBP6.7 million (Q1 2005: GBP6.8 million; Q2 2004: GBP12.0 million) of interest and accretion on convertible debt and GBP6.6 million (Q1 2005: GBP7.2 million; Q2 2004: GBP8.6 million) of interest and accretion on non-convertible debt.

Interest receivable for the six months decreased by GBP4.8 million to GBP6.2 million (2004: GBP11.0 million). Interest payable and similar charges decreased by GBP13.6 million to GBP28.1 million (2004: GBP41.7 million). These decreases were due to the reduction in cash and cash equivalents and debt levels following the redemption of some of the Company's outstanding notes during 2004 and the first quarter of 2005.

Interest payable and similar charges for the six months included GBP13.5 million (2004: GBP23.9 million) of interest and accretion on convertible debt and GBP13.9 million (2004: GBP17.4 million) of interest and accretion on non-convertible debt.

Tax on loss on ordinary activities

COLT had no taxable profits in the quarter and six months ended 30 June 2005 nor in 2004.

Cash flow

Net movement in cash and cash equivalents for the quarter was an outflow of GBP9.5 million (Q1 2005: outflow of GBP96.8 million; Q2 2004: inflow of GBP4.6 million). There was a free cash outflow (1) of GBP9.8 million (Q1 2005: outflow of GBP15.9 million; Q2 2004: inflow of GBP4.5 million).

Net movement in cash and cash equivalents for the six months was an outflow of GBP106.3 million (2004: inflow of GBP18.8 million). There was a free cash outflow of GBP25.6 million (2004: inflow of GBP18.2 million).

There were no repurchases of debt in the quarter. In the six months all of the outstanding 10.125% Senior Notes due 2007 and the 8.875% Senior Notes due 2007 were redeemed at par for GBP80.9 million.

COLT had balances of cash and cash equivalents at 30 June 2005 of GBP335.9 million compared with GBP452.7 million at 31 December 2004 and GBP794.0 million at 30 June 2004. The decreases are primarily as a result of bond redemptions.

(1) Free cash flow is cash generated from operating activities less net cash used in investing activities and net interest paid.



                             Financial Information

                         Consolidated income statement

                                               Three months ended 30 June
                                          2004            2005            2005
                                       GBP'000         GBP'000           $'000

Turnover                               302,884         316,658         567,483

Cost of sales
Interconnect and network              (205,028)       (210,231)       (376,755)
Network depreciation                   (45,736)        (48,232)        (86,437)
                                      (250,764)       (258,463)       (463,192)

Gross profit                            52,120          58,195         104,291

Operating expenses
Selling, general and administrative    (58,441)        (65,626)       (117,608)
Other depreciation                      (6,448)         (8,127)        (14,564)
                                       (64,889)        (73,753)       (132,172)

Operating loss                         (12,769)        (15,558)        (27,881)

Other income (expense)
Interest receivable                      5,174           2,952           5,290
Interest payable and similar charges   (20,553)        (13,691)        (24,536)
Exchange loss                              (34)             (7)            (13)
                                       (15,413)        (10,746)        (19,259)

Loss on ordinary activities before
 taxation                              (28,182)        (26,304)        (47,140)
Taxation                                    --              --              --
Loss for period                        (28,182)        (26,304)        (47,140)
Basic and diluted loss per share      GBP(0.02)       GBP(0.02)         $(0.03)

All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to this financial information.

                         Consolidated income statement

                                               Six months ended 30 June
                                         2004            2005             2005
                                      GBP'000         GBP'000            $'000

Turnover                              605,740         623,795        1,117,903

Cost of sales
Interconnect and network             (403,118)       (412,829)        (739,831)
Network depreciation                  (92,544)        (97,438)        (174,619)
                                     (495,662)       (510,267)        (914,450)

Gross profit                          110,078         113,528          203,453

Operating expenses
Selling, general and administrative  (115,568)       (133,113)        (238,552)
Other depreciation                    (13,786)        (15,395)         (27,589)
                                     (129,354)       (148,508)        (266,141)

Operating loss                        (19,276)        (34,980)         (62,688)

Other income (expense)
Interest receivable                    11,037           6,179           11,073
Interest payable and similar charges  (41,714)        (28,109)         (50,374)
Exchange gain                             118             127              228
                                      (30,559)        (21,803)         (39,073)

Loss on ordinary activities before
 taxation                             (49,835)        (56,783)        (101,761)
Taxation                                   --              --               --
Loss for period                       (49,835)        (56,783)        (101,761)
Basic and diluted loss per share     GBP(0.03)       GBP(0.04)          $(0.07)

All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to this financial information.


      Consolidated reconciliation of changes in equity shareholders' funds

                                                   Three months ended 30 June
                                                  2004        2005        2005
                                               GBP'000     GBP'000       $'000
Loss for period                                (28,182)    (26,304)    (47,140)
Issue of share capital                              84         232         416
Shares to be issued under share option plans       495         644       1,154
Warranty fair value                               (260)         84         151
Grant of shares from Group Quest                    --          18          32
Exchange differences                             2,630      (5,261)     (9,428)
Net changes in equity shareholders' funds      (25,233)    (30,587)    (54,815)
Opening equity shareholders' funds             789,586     658,491   1,180,082
Closing equity shareholders' funds             764,353     627,904   1,125,267

                                                    Six months ended 30 June
                                                  2004        2005        2005
                                               GBP'000     GBP'000       $'000
Loss for period                                (49,835)    (56,783)   (101,761)
Issue of share capital                             527         237         425
Shares to be issued under share option plans     1,067       1,171       2,099
Warranty fair value                               (577)       (214)       (383)
Grant of shares from Group Quest                    --          18          32
Exchange differences                           (21,230)    (15,081)    (27,027)
Net changes in equity shareholders' funds      (70,048)    (70,652)   (126,615)
Opening equity shareholders' funds             834,401     698,556   1,251,882
Closing equity shareholders' funds             764,353     627,904   1,125,267



                           Consolidated balance sheet

                            At 30           At 31            At 30 June 2005
                          June 2004    December 2004
                            GBP'000          GBP'000      GBP'000        $'000
ASSETS
Non-current assets
Property, plant and
 equipment                 1,188,669       1,197,063    1,100,925    1,972,969
Intangible assets             66,153          65,783       58,810      105,393
Total non-current
 assets                    1,254,822       1,262,846    1,159,735    2,078,362

Current assets
Trade receivables            188,610         199,074      203,265      364,271
Prepaid expenses and
 other debtors                48,944          48,459       62,141      111,362
Cash and cash
 equivalents                 793,976         452,716      335,855      601,886
Total current assets       1,031,530         700,249      601,261    1,077,519

Total assets               2,286,352       1,963,095    1,760,996    3,155,881

EQUITY
Capital and reserves
Share capital              2,354,400       2,354,443    2,354,680    4,219,822
Other reserves               103,082          77,543       63,437      113,685
Retained earnings         (1,693,129)     (1,733,430)  (1,790,213)  (3,208,240)
Total equity                 764,353         698,556      627,904    1,125,267

LIABILITIES
Non-current liabilities
Convertible debt             642,390         365,579      230,588      413,237
Non-convertible debt         425,211         363,365      345,535      619,232
Provisions for
 liabilities and
 charges                      51,594          48,708       39,978       71,645
Total non-current
 liabilities               1,119,195         777,652      616,101    1,104,114

Current liabilities
Convertible debt                  --              --      127,246      228,038
Non-convertible debt              --          81,692           --           --
Trade and other
 payables                    402,804         405,195      389,745      698,462
Total current
 liabilities                 402,804         486,887      516,991      926,500

Total liabilities          1,521,999       1,264,539    1,133,092    2,030,614

Total equity and
 liabilities               2,286,352       1,963,095    1,760,996    3,155,881



                        Consolidated cash flow statement

                     Three months ended 30 June      Six months ended 30 June
                      2004      2005      2005      2004       2005       2005
                   GBP'000   GBP'000     $'000   GBP'000    GBP'000      $'000

Net cash
 generated from
 operating
 activities         41,565    30,543    54,736    88,031     52,953     94,897

Cash flows from
 investing
 activities:
Purchase of
 tangible fixed
 assets            (29,214)  (33,354)  (59,774)  (60,771)   (64,794)  (116,117)
Disposal of
 tangible fixed
 assets              1,430       881     1,579     3,884        881      1,579
Net cash used
 in investing
 activities        (27,784)  (32,473)  (58,195)  (56,887)   (63,913)  (114,538)

Cash flows from
 financing
 activities:
Interest paid,
 finance costs
 and similar
 charges           (14,417)  (10,678)  (19,136)  (23,261)   (20,678)   (37,057)
Interest
 received            5,119     2,858     5,122    10,352      6,016     10,781
Issue of
 ordinary
 shares                 84       232       416       527        237        425
Redemption of
 debt                   --        --        --        --    (80,927)  (145,029)
Net cash used
 in financing
 activities         (9,214)   (7,588)  (13,598)  (12,382)   (95,352)  (170,880)

Net movement
 in cash and
 cash
 equivalents         4,567    (9,518)  (17,057)   18,762   (106,312)  (190,521)
Cash and cash
 equivalents at
 beginning of
 period            786,123   349,024   625,486   802,382    452,716    811,312
Effect of
 exchange rate
 changes on
 cash and cash
 equivalents         3,286    (3,651)   (6,543)  (27,168)   (10,549)   (18,905)
Cash and cash
 equivalents at
 end of period     793,976   335,855   601,886   793,976    335,855    601,886



                       Notes to the Financial Information

1. Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial information has been presented for the Group for the three and six months ended 30 June 2005.

The financial information for the three and six months ended 30 June 2005 is unaudited and does not constitute statutory accounts within the meaning of
Section 240 of the Companies Act 1985. The financial information has been prepared in accordance with the measurement principles within International Financial Reporting Standards (IFRS) that had been published by 31 December 2004 and apply to accounting periods beginning on or after 1 January 2005. The standards used are those endorsed by the EU together with those standards and interpretations that have been issued by the IASB but had not been endorsed by the EU by 30 June 2005. The 2004 comparative information has, as permitted by IFRS 1, been prepared taking advantage of the following transitional exemptions:

(i) Business combinations prior to the transition date of 1 January 2004 have not been restated.
(ii) The Company has elected to only adopt recognition and measurement criteria requirements to share based payments granted after 7 November 2002 that had not vested by 1 January 2005.
(iii) The Company has reset the cumulative translation differences for all foreign operations to GBPnil as at 1 January 2004.

The Company has elected to comply with IAS 32 "Financial Instruments: Disclosure
and   Presentation"   and  IAS  39  "Financial   Instruments:   Recognition  and
Measurement" with effect from 1 January 2004.

Further standards and interpretations may be issued that will be applicable for financial years beginning on or after 1 January 2005 or that are applicable to later accounting periods but may be adopted early. The Company's first IFRS financial statements may, therefore, be prepared in accordance with some different accounting policies from the financial information presented here.

Additionally, IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS financial statements cannot be determined with certainty and may be subject to change.

Accounting policies and presentation applied are therefore not consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2004 due to the transition from UK GAAP to IFRS. Details of changes in accounting policies and their financial impact are set out in notes 7 and 8.

Certain British pound amounts in the financial information have been translated into U.S. dollars at 30 June 2005 and for the periods then ended at the rate of $1.7921 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.


2. Segmental information

The Group operates in a single business segment, telecommunications, and in the geographical areas shown below.

The reported segments are Germany, UK, France and Strategic Markets. Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, The Netherlands, Portugal, Spain, Sweden and Switzerland.

Switched turnover comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network services, bandwidth services and voice traffic which is delivered in a digital form (IP Voice).

For the three months ended 30 June 2005, 31 March 2005 and 30 June 2004, turnover and result by segment were as follows:


                                Three months ended 30 June 2005

                        Germany       UK   France  Strategic      Total
                                                     Markets
                        GBP'000  GBP'000  GBP'000    GBP'000    GBP'000

Carrier                  28,124    9,153    5,269     27,840     70,386
Non-carrier              57,250   21,854   17,243     28,656    125,003
Total switched           85,374   31,007   22,512     56,496    195,389
Non-switched             34,361   29,641   17,411     39,631    121,044
Other                        --       --       --        225        225
Turnover by segment     119,735   60,648   39,923     96,352    316,658
Operating result by
 segment                 (6,084)  (5,418)  (1,080)   (2,976)    (15,558)


                                Three months ended 31 March 2005

                        Germany       UK   France  Strategic      Total
                                                     Markets
                        GBP'000  GBP'000  GBP'000    GBP'000    GBP'000
Carrier                  24,044    7,510    4,784     24,192     60,530
Non-carrier              59,006   22,351   16,817     26,500    124,674
Total switched           83,050   29,861   21,601     50,692    185,204
Non-switched             33,510   29,734   18,132     40,150    121,526
Other                        --       20       --        387        407
Turnover by segment     116,560   59,615   39,733     91,229    307,137
Operating result by
 segment                 (4,350)  (8,779)  (2,149)    (4,144)   (19,422)


                                 Three months ended 30 June 2004

                        Germany       UK   France  Strategic      Total
                                                     Markets
                        GBP'000  GBP'000  GBP'000    GBP'000    GBP'000
Carrier                  30,853    7,698    2,950     27,219     68,720
Non-carrier              51,963   27,459   15,578     24,002    119,002
Total switched           82,816   35,157   18,528     51,221    187,722
Non-switched             31,880   28,915   16,617     37,712    115,124
Other                        --        4       --         34         38
Turnover by segment     114,696   64,076   35,145     88,967    302,884
Operating result by
 segment                 (6,436)  (4,329)    (100)    (1,904)   (12,769)


For the six months ended 30 June 2005 and 30 June 2004, turnover and result by segment was as follows:
                                   Six months ended 30 June 2005

                        Germany       UK   France  Strategic      Total
                                                     Markets
                        GBP'000  GBP'000  GBP'000    GBP'000    GBP'000
Carrier                  52,168   16,663   10,053     52,032    130,916
Non-carrier             116,256   44,205   34,060     55,156    249,677
Total switched          168,424   60,868   44,113    107,188    380,593
Non-switched             67,871   59,375   35,543     79,781    242,570
Other                        --       20       --        612        632
Turnover by segment     236,295  120,263   79,656    187,581    623,795
Operating result by
 segment                (10,434) (14,197)  (3,229)    (7,120)   (34,980)


                                    Six months ended 30 June 2004

                        Germany       UK   France  Strategic      Total
                                                     Markets
                        GBP'000  GBP'000  GBP'000    GBP'000    GBP'000
Carrier                  61,011   15,699    5,175     50,574    132,459
Non-carrier             105,426   56,850   33,111     47,228    242,615
Total switched          166,437   72,549   38,286     97,802    375,074
Non-switched             64,836   57,470   33,913     73,758    229,977
Other                        --       93       --        596        689
Turnover by segment     231,273  130,112   72,199    172,156    605,740
Operating result by
 segment                 (7,573)  (4,693)     765     (7,775)   (19,276)


In addition, for the three months ended 30 June 2005, 31 March 2005 and 30 June 2004, turnover by customer segment is presented below. Corporate turnover includes services to corporate and government accounts. Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers.


                                         Three months ended 30 June 2005
                                  Corporate          Wholesale           Total
                                    GBP'000            GBP'000         GBP'000

Carrier                                  --             70,386          70,386
Non-carrier                          84,068             40,935         125,003
Total switched                       84,068            111,321         195,389
Non-switched                         96,254             24,790         121,044
Other                                    97                128             225
Turnover                            180,419            136,239         316,658

                                        Three months ended 31 March 2005
                                  Corporate          Wholesale           Total
                                    GBP'000            GBP'000         GBP'000
Carrier                                 --              60,530          60,530
Non-carrier                          83,232             41,442         124,674
Total switched                       83,232            101,972         185,204
Non-switched                         96,430             25,096         121,526
Other                                   336                 71             407
Turnover                            179,998            127,139         307,137

                                         Three months ended 30 June 2004
                                  Corporate          Wholesale           Total
                                    GBP'000            GBP'000         GBP'000
Carrier                                  --             68,720          68,720
Non-carrier                          80,321             38,681         119,002
Total switched                       80,321            107,401         187,722
Non-switched                         92,131             22,993         115,124
Other                                    29                  9              38
Turnover                            172,481            130,403         302,884



For the six months ended 30 June 2005 and 30 June 2004, turnover by customer segment was as follows:


                                          Six months ended 30 June 2005
                                  Corporate          Wholesale           Total
                                    GBP'000            GBP'000         GBP'000

Carrier                                  --            130,916         130,916
Non-carrier                         167,300             82,377         249,677
Total switched                      167,300            213,293         380,593
Non-switched                        192,684             49,886         242,570
Other                                   433                199             632
Turnover                            360,417            263,378         623,795

                                          Six months ended 30 June 2004
                                  Corporate          Wholesale           Total
                                    GBP'000            GBP'000         GBP'000
Carrier                                  --            132,459         132,459
Non-carrier                         169,908             72,707         242,615
Total switched                      169,908            205,166         375,074
Non-switched                        177,080             52,897         229,977
Other                                   576                113             689
Turnover                            347,564            258,176         605,740


Turnover for the three months ended 30 June 2005, compared to the three months ended 31 March 2005 and 30 June 2004 and after excluding the impact of foreign exchange, is shown below:


                 Q2 2005   Q2 2005  Compared to Q1 2005   Q2 2005  Compared to Q2 2004
                 GBP'000   GBP'000       % Growth         GBP'000       % Growth
                  Actual  Adjusted    Actual  Adjusted   Adjusted   Actual  Adjusted
                          (1)                 (1)        (2)                (2)

Corporate
 Switched         84,068    85,516      1.0        2.7     82,977      4.7       3.3
 Non-switched     96,254    97,892     (0.2)       1.5     94,989      4.5       3.1
 Other                97        99       --         --         96       --        --
 Total           180,419   183,507      0.2        1.9    178,062      4.6       3.2

Wholesale
 Carrier          70,386    71,713     16.3       18.5     69,349      2.4       0.9
 Non-carrier      40,935    41,831     (1.2)       0.9     40,350      5.8       4.3
 Total switched  111,321   113,544      9.2       11.3    109,699      3.6       2.1
 Non-switched     24,790    25,207     (1.2)       0.4     24,468      7.8       6.4
 Other               128       131       --         --        126       --        --
 Total           136,239   138,882      7.2        9.2    134,293      4.5       3.0

Total
 Carrier          70,386    71,713     16.3       18.5     69,349      2.4       0.9
 Non-carrier     125,003   127,347      0.3        2.1    123,327      5.0       3.6
 Total switched  195,389   199,060      5.5        7.5    192,676      4.1       2.6
 Non-switched    121,044   123,099     (0.4)       1.3    119,457      5.1       3.8
 Other               225       230       --         --        222       --        --
 Total           316,658   322,389      3.1        5.0    312,355      4.5       3.1


(1) Q2 2005 turnover has been restated using Q1 2005 exchange rates, and compared to turnover which was reported in Q1 2005
(2) Q2 2005 turnover has been restated using Q2 2004 exchange rates, and compared to turnover which was reported in Q2 2004


3. Loss per share


                      Three months ended 30 June           Six months ended 30 June
                     2004        2005        2005        2004        2005        2005
                  GBP'000     GBP'000       $'000     GBP'000     GBP'000       $'000

Loss for
 period           (28,182)    (26,304)    (47,140)    (49,835)    (56,783)   (101,761)
Weighted
 average of
 ordinary
 shares ('000)  1,510,888   1,511,207   1,511,207   1,510,664   1,511,174   1,511,174
Basic &
 diluted
 loss per
 share           GBP(0.02)   GBP(0.02)     $(0.03)   GBP(0.03)   GBP(0.04)     $(0.07)


4. Reconciliation of net loss to cash generated from operations


                    Three months ended 30 June       Six months ended 30 June
                     2004      2005      2005       2004      2005        2005
                  GBP'000   GBP'000     $'000    GBP'000   GBP'000       $'000
Loss for the
 period           (28,182)  (26,304)  (47,140)   (49,835)  (56,783)   (101,761)
Exchange
 differences           34         7        13       (118)     (127)       (228)
Interest
 payable           20,553    13,691    24,536     41,714    28,109      50,374
Interest
 receivable        (5,174)   (2,952)   (5,290)   (11,037)   (6,179)    (11,073)
Depreciation       52,184    56,359   101,001    106,330   112,833     202,208
Share option
 charge               495       644     1,154      1,067     1,171       2,099
Movement in
 debtors             (420)   (5,166)   (9,258)    21,193   (28,501)    (51,077)
Movement in
 creditors          4,944      (942)   (1,688)   (12,730)   10,123      18,141
Movement in
 provisions        (3,390)   (4,787)   (8,579)    (9,455)   (7,820)    (14,014)
Exchange
 differences          521        (7)      (13)       902       127         228
Cash generated
 from operations   41,565    30,543    54,736     88,031    52,953      94,897





                       Three months ended 30 June    Six months ended 30 June
                         2004     2005     2005      2004      2005      2005
                      GBP'000  GBP'000    $'000   GBP'000   GBP'000     $'000

Cash generated from
 operations            41,565   30,543   54,736    88,031    52,953    94,897
Movement in debtors       420    5,166    9,258   (21,193)   28,501    51,077
Movement in creditors  (4,944)     942    1,688    12,730   (10,123)  (18,141)
Total working capital
 adjustments           (4,524)   6,108   10,946    (8,463)   18,378    32,936
Movement in provisions  3,390    4,787    8,579     9,455     7,820    14,014
Exchange differences     (521)       7       13      (902)     (127)     (228)
Share option charge      (495)    (644)  (1,154)   (1,067)   (1,171)   (2,099)
EBITDA                 39,415   40,801   73,120    87,054    77,853   139,520


6. Free cash flow reconciliation


                   Three months ended 30 June       Six months ended 30 June
                    2004      2005      2005       2004      2005        2005
                 GBP'000   GBP'000     $'000    GBP'000   GBP'000       $'000

EBITDA            39,415    40,801    73,120     87,054    77,853     139,520
Movement in
 debtors            (420)   (5,166)   (9,258)    21,193   (28,501)    (51,077)
Movement in
 creditors         4,944      (942)   (1,688)   (12,730)   10,123      18,141
Movement in
 provisions       (3,390)   (4,787)   (8,579)    (9,455)   (7,820)    (14,014)
Exchange
 differences         521        (7)      (13)       902       127         228
Share option
 charge              495       644     1,154      1,067     1,171       2,099
Interest paid    (14,417)  (10,678)  (19,136)   (23,261)  (20,678)    (37,057)
Interest
 received          5,119     2,858     5,122     10,352     6,016      10,781
Capital
 expenditure     (27,784)  (32,473)  (58,195)   (56,887)  (63,913)   (114,538)
Free cash
 inflow (outflow)  4,483    (9,750)  (17,473)    18,235   (25,622)    (45,917)


7. Summary of the consolidated income statement differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS")

A reconciliation and explanation of the difference between the consolidated income statement for the three months ended 30 June 2004 is shown below:


                                   Three months ended 30 June 2004
                              UK GAAP    Effect of transition      IFRS
                                               to IFRS
                              GBP'000        GBP'000            GBP'000

Turnover (i)                  301,233          1,651            302,884

Cost of sales
Interconnect and network     (205,028)            --           (205,028)
Network depreciation          (45,736)            --            (45,736)
                             (250,764)            --           (250,764)

Gross profit                   50,469          1,651             52,120

Operating expenses
Selling, general and
 administrative (ii)          (57,946)         (495)            (58,441)
Other depreciation and
 amortisation (iii)            (6,946)           498             (6,448)
                              (64,892)             3            (64,889)

Operating loss                (14,423)         1,654            (12,769)

Other income (expense)
Interest receivable             5,174             --              5,174
Interest payable and similar
 charges (iv)                 (16,983)        (3,570)           (20,553)
Exchange loss                     (34)            --                (34)
                              (11,843)        (3,570)           (15,413)

Loss on ordinary activities
 before taxation              (26,266)        (1,916)           (28,182)
Taxation                           --             --                 --
Loss for period               (26,266)        (1,916)           (28,182)
Basic and diluted loss per
 share                       GBP(0.02)      GBP(0.00)          GBP(0.02)



(i) Installation fees revenue recognition - Under IFRS, all installation fees are taken to the profit and loss account over the expected length of the customer relationship period. Under UK GAAP the revenue was recognised in the same period as the related costs.

(ii) Share option schemes - Under UK GAAP, COLT did not suffer a profit and loss charge in respect of its share option plans. Under IFRS 2 "Share based payments" the Group is required to charge the profit and loss account with the fair value of the options issued. The adjustment represents the charge calculated using the Black-Scholes method, which is then spread over the vesting period. An exemption applies for options which were granted prior to 7 November 2002.

(iii) Goodwill - Under IFRS, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. Any impairment so identified will be charged immediately to the income statement. The difference represents the reversal of the 2004 goodwill amortisation.

(iv) Convertible debt - Under IAS 32 "Financial instruments: Disclosure and presentation" the interest charge on convertible debt is increased to equal the interest charge on equivalent debt which does not have conversion rights.

Under UK GAAP, COLT included the liability in respect of the convertible debt within long term creditors. Under IFRS it is necessary to allocate the convertible debt between that which is deemed to relate to debt and that which is deemed to relate to the conversion rights. The element of the debt which relates to the conversion rights has been classified in Other Reserves in Equity Shareholders' Funds in the Group's balance sheet.

Under IFRS the gain or loss on early redemption of debt (known as the debt settlement income or expense) since 1 January 2004 is required to be restated. Upon early redemption of debt under IFRS it is necessary to allocate the cost of redemption between that relating to the debt and equity elements. The cost allocated to the debt is equal to the fair value of the debt at the time of the redemption. The fair value of the debt is measured by discounting the cash flows which would have been earned by a debt holder from point of redemption to maturity by the rate of interest payable on equivalent non convertible debt.

The difference between the cost of redemption and the fair value of the debt has been taken to the profit and loss account. The difference between the cost of redemption and the cost allocated to debt (i.e. the fair value of the debt) has been allocated to the equity element and taken to the convertible debt reserve.


8. Summary of consolidated balance sheet differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS")

 A reconciliation and explanation of the difference between consolidated balance sheet as at 30 June 2004 is shown below:


                                           As at 30 June 2004
                              UK GAAP    Effect of transition         IFRS
                                                to IFRS
                              GBP'000           GBP'000            GBP'000

ASSETS
Non-current assets
Property, plant and
 equipment (i)              1,245,785          (57,116)          1,188,669

Intangible assets (i)(iii)      8,031           58,122              66,153
Total non-current assets    1,253,816            1,006           1,254,822

Current assets
Trade receivables             188,610               --             188,610
Prepaid expenses and other
 debtors (v)                   48,470              474              48,944
Cash and cash equivalents     793,976               --             793,976
Total current assets        1,031,056              474           1,031,530
Total assets                2,284,872            1,480           2,286,352

EQUITY
Capital and reserves
Share capital               2,354,400               --           2,354,400
Other reserves (viii)          27,359           75,723             103,082
Retained earnings (vii)    (1,583,826)        (109,303)         (1,693,129)
Total equity                  797,933          (33,580)            764,353

LIABILITIES
Non-current liabilities
Convertible debt (vi)         677,247          (34,857)            642,390
Non-convertible debt          425,211               --             425,211
Provisions for liabilities
 and charges                   51,594               --              51,594
Total non-current
 liabilities                1,154,052          (34,857)          1,119,195

Current liabilities
Trade and other payables
 (iv)                         332,887           69,917             402,804
Total current liabilities     332,887           69,917             402,804
Total liabilities           1,486,939           35,060           1,521,999
Total equity and
 liabilities                2,284,872            1,480           2,286,352


(i) Software assets - IFRS requires that certain software assets be classified as intangible assets whilst under UK GAAP they were classified as tangible assets.

(ii) Share option schemes - Under IFRS 2 "Share based payments" the potential shares which could be issued under share option schemes are included in other reserves as "Shares to be issued" (see (vii) and (viii) below).

(iii) Goodwill - Under IFRS, subsequent to the date of transition, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. This adjustment is the reversal of the 2004 goodwill amortisation.

(iv) Installation fees revenue recognition - Under IFRS all installation fees are taken to the profit and loss account over the expected length of the customer relationship period. This results in an increase in deferred revenue within creditors.

(v) Warrants fair value - Under UK GAAP, warrants received from suppliers which give COLT the right to subscribe for shares in the suppliers had no value attributed to them. Under IFRS, they are recorded on the balance sheet within other debtors at their fair value. The movement in the value of the warrants is recorded as a movement in reserves.

(vi) Convertible debt - Under UK GAAP, COLT included the liability in respect of the convertible debt within long term creditors. Under IFRS it is necessary to allocate the convertible debt between that which is deemed to relate to debt and that which is deemed to relate to the conversion rights. The element of the debt which relates to the conversion rights has been classified in Equity Shareholders' Funds in the Group's balance sheet. The impact on the carrying value of debt shown in creditors is partially offset by the increased accretion under IFRS. As the debt is Euro denominated and its carrying value has changed the foreign exchange gain or loss taken to reserves has also been adjusted.

(vii) Adjustment to retained earnings - The impact of the adjustments on retained earnings is as follows:


                                                                  As at 30 June
                                                                        2004
                                                                       GBP'000

Share option scheme (note ii)                                         (2,959)
Retranslation reserve disclosed within Other Reserves under IFRS      19,240
Goodwill (note iii)                                                    1,006
Installation fees revenue recognition (note iv)                      (69,917)
Convertible debt (note vi)                                           (56,673)
                                                                    (109,303)


(viii) Adjustment to other reserves - The impact of the adjustments on other reserves is as follows:


                                                                  As at 30 June
                                                                        2004
                                                                       GBP'000

Share option scheme (note ii)                                          2,959
Retranslation reserve disclosed within Other Reserves under IFRS     (19,240)
Convertible debt (note vi)                                            93,520
Warranty fair value (note v)                                             474
Impact of convertible debt on retranslation reserve (note vi)         (1,990)
                                                                      75,723



9. Summary of differences between IFRS and US Generally Accepted Accounting Principles ("US GAAP")

a. Effects of conforming to US GAAP - impact on net loss


                      Three months ended 30 June            Six months ended 30 June
                     2004        2005        2005         2004        2005        2005
                  GBP'000     GBP'000       $'000      GBP'000     GBP'000       $'000

Loss for
period under
 IFRS             (28,182)    (26,304)    (47,140)     (49,835)    (56,783)   (101,761)
Share based
 compensation (i)     430         467         836          936         959       1,718
Capitalised
 interest, net
 of depreciation
 (ii)                (910)     (1,065)     (1,909)      (2,006)     (1,893)     (3,392)
Profit on sale
 of IRUs (iii)        261         261         468          522         522         935
Warrants (iv)        (260)         84         151         (577)       (214)       (383)
Impairment (v)     (2,805)     (2,805)     (5,027)      (5,610)     (5,610)    (10,055)
Convertible
 debt (vii)         3,570       1,884       3,376        7,119       3,951       7,080
Payroll taxes
 on employee
 share schemes
 (viii)                --         350         627           --         350         627
Loss for
 period under
 US GAAP          (27,896)    (27,128)    (48,618)     (49,451)    (58,718)   (105,231)
Weighted
 average
 number
 of ordinary
 shares ('000)  1,510,888   1,511,207   1,511,207    1,510,664   1,511,174   1,511,174
Basic and
 diluted loss
 per share       (GBP0.02)   (GBP0.02)     ($0.03)    (GBP0.03)   (GBP0.04)     ($0.07)


b. Effects of conforming to US GAAP - impact on net equity


                                                As at 30 June   As at 30 June
                                                         2005            2005
                                                      GBP'000           $'000

Equity shareholders' funds under IFRS                 627,904       1,125,267
Deferred compensation (i)                             (10,641)        (19,070)
Unearned compensation (i)                                 (49)            (88)
Additional paid in share capital (i)                   10,690          19,158
Capitalised interest, net of depreciation (ii)         32,274          57,838
Deferred profit on sale of IRUs (iii)                 (16,157)        (28,955)
Impairment (v)                                         76,338         136,805
Amortisation of intangibles (vi)                        6,016          10,781
Convertible debt (vii)                                (12,041)        (21,579)
Payroll taxes on employee share schemes (viii)            350             627
Equity shareholders' funds under US GAAP              714,684       1,280,784


(i) The Group operates an Inland Revenue approved Savings-Related Share
Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20% of market value. Under IFRS, the P&L charge is calculated on the basis of the fair value of the options granted, and is spread over the vesting period of the options. Under US GAAP, the P&L charge is calculated as the difference between the market value of the shares on the date of grant and the option price, and this is also spread over the vesting period of the options. Also under US GAAP, an employer's offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer.

The Group also operates a Group Share Plan (the "Option Plan") under which options are granted to key employees of the Group. Under IFRS, the P&L charge is calculated on the basis of the fair value of the options granted and is spread over the vesting period of the options. Under US GAAP, no P&L charge is required to be recorded, although a pro forma disclosure of the Group's result as if a charge had been calculated under SFAS 123 "Accounting for Stock-Based Compensation" is given in note 9c.

(ii) Under IFRS, the Group does not capitalise interest. Under US GAAP, the estimated amount of interest incurred on capital projects is included in fixed assets and depreciated over the lives of the related assets.

(iii) In 2000 and 2001, the Group concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRUs"). Under IFRS, these transactions were accounted for as outright sales. Under US GAAP, these transactions are treated as 20-year operating leases.

(iv) The Group has received warrants from certain suppliers. Under IFRS, these warrants are carried at fair value, and subsequent changes in fair value are reflected in reserves. Under US GAAP, these warrants are also recorded at fair value, but subsequent changes are reflected in the profit and loss account.

(v) During 2002, the Group recorded a charge in respect of the impairment of goodwill, other intangible assets, network and non-network assets. Under IFRS, being the grandfathered UK GAAP position, this charge was GBP551.0 million. Under US GAAP, the charge was GBP443.8 million. The assets which were impaired under IFRS but not impaired under US GAAP continue to be depreciated under US GAAP.

(vi) The Group acquired ImagiNet in July 1998, with the purchase consideration including deferred shares and payments. On transition to IFRS, the ImagiNet goodwill was frozen at its amortised value on 1 January 2004 and it is now subject to an annual impairment test. This goodwill includes the deferred shares and payments which were included in the calculation of the purchase consideration. Under US GAAP, this goodwill was amortised until 31 December 2001 and after this date amortisation ceased and the goodwill is now tested annually for impairment. The deferred shares and payments were excluded from the purchase consideration under US GAAP and were recognised as compensation expense in the profit and loss accounts over the periods in which the payments vested.

(vii) The Group has issued convertible debt. Under IFRS, this debt has been split between the element which relates to debt and the element which is deemed to relate to conversion rights. The element which relates to the conversion rights is classified in equity. Additionally, the interest charge is increased to equal the interest charge on equivalent debt which does not have conversion rights. Under US GAAP, the whole liability is included within creditors, and the interest charge equals the coupon rate plus accretion.

Under IFRS, upon early redemption of debt it is necessary to allocate the cost of redemption between the element which relates to debt and the element which relates to equity. The cost allocated to the debt is equal to the fair value of the debt at the time of the redemption. The difference between the cost of redemption and the fair value of the debt is taken to the profit and loss account. The difference between the cost of redemption and the cost allocated to debt (ie fair value of the debt) is allocated to the equity element and taken to the convertible debt reserve. Under IFRS, the profit or loss on redemption is the difference between the cost of redemption and the carrying value of debt which is included in creditors.

(viii)The Group operates a number of employee share schemes on which it incurs employer payroll taxes. Under IFRS, the cost of employer payroll taxes is recognised over the period from the date of grant to the end of the performance period. Under US GAAP, the cost is recognised when the tax obligation arises.


c. Effects of conforming to U.S. GAAP - stock options

As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Group's loss for the three and six months ended 30 June 2005 would have been GBP26.7 million ($47.9 million) and GBP61.4 million ($110.1 million).


                             Additional Information

                             Operating statistics

                               Q2 04     Q1 05      Q2 05     Growth     Growth
                                                              Q2 05 -    Q2 05 -
                                                              Q1 05      Q2 04

Customers (at end of quarter)
UK                             2,874     2,799      2,892       3%         1%
Germany                        7,758     7,685      7,678       --        (1%)
France                         3,105     3,070      3,033      (1%)       (2%)
Strategic Markets              7,777     8,671      8,869       2%        14%
                              21,514    22,225     22,472       1%         4%
Customers (at end of quarter)
Corporate                     20,341    20,982     21,251       1%         4%
Wholesale                      1,173     1,243      1,221      (2%)        4%
                              21,514    22,225     22,472       1%         4%
Switched Minutes (million) (for quarter)
UK                               951       990      1,040       5%         9%
Germany                        3,322     3,580      3,484      (3%)        5%
France                           587       953      1,017       7%        73%
Strategic Markets              1,336     1,350      1,445       7%         8%
                               6,196     6,873      6,986       2%        13%
Private Wire VGEs (000) (at end of quarter)
UK                             9,461    10,552     11,326       7%        20%
Germany                        9,746    12,624     12,883       2%        32%
France                         2,933     4,410      4,790       9%        63%
Strategic Markets              8,252    11,260     11,347       1%        38%
                              30,392    38,846     40,346       4%        33%
Headcount (at end of quarter)
UK                             1,187     1,148      1,071      (7%)      (10%)
Germany                        1,114       991        990       --       (11%)
France                           438       413        402      (3%)       (8%)
Strategic Markets              1,118     1,074      1,063      (1%)       (5%)
India                             --       272        384      41%         --
                               3,857     3,898      3,910       --         1%


Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland. Customers represent the number of customers who purchase network and data solutions products. VGEs are the comparable number of voice circuits, of 64 kilobites per second, each approximately equivalent in capacity to the non-switched circuit being measured. Headcount comprises active employees excluding temporary and contract workers.

Certain comparative figures for customer numbers for Germany and Strategic Markets have been restated due to changes in customer classifications.

Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. COLT Telecom Group plc wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses,
(ii) the ability of the Group to expand and develop its networks in new markets,
(iii) the Group's ability to manage its growth, (iv) the nature of the competition that the Group will encounter and (v) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

Enquiries:

COLT Telecom Group plc

Luke Glass
Director Corporate Communications
Email: luke.glass@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 (0) 20 7863 5314






                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 21 July, 2005                                  COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary